CERTIFICATE OF AUTHOR

I, Andrew Holloway, P.Eng., do hereby certify that:

1I am currently employed as Process Director with Halyard Inc., with an office at 212 King St. West, Suite 501, Toronto, Ontario M5H 1K5.

2This certificate applies to the Technical Report titled “Silver Sand Deposit Preliminary Economic Assessment” with an effective date of 30 November 2022 (the “Technical Report”), prepared for New Pacific Metals Corp. (“the Issuer”) in respect of the Issuer's Silver Sand property (the "Property").

3I graduated from the University of Newcastle upon Tyne, England, B.Eng. (Hons) Metallurgy, 1989. I am a registered member in good standing of the Association of Professional Engineers of Ontario (Membership #100082475). I have practiced my profession in the mining industry continuously since graduation.

4My relevant experience with respect to process plant engineering, precious metals metallurgy and metals marketing includes 33 years’ experience in the mining sector, working for operating mining companies, engineering companies and mining consultancies.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5I visited the Property from 14 - 16 January 2020.

6I am responsible for Sections 13, 17, 19 and parts of 1, 21, 25, 26, and 27 of the Technical Report.

7I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

8I have had prior involvement with the Property in that I was a qualified person for previous AMC Technical Report on the Silver Sand Property in 2020 (dated 25 May 2020, amended and restated on 3 June 2020 with an effective date of 16 January 2020).

9I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

10As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 30 November 2022

Signing Date: 14 February 2023

Original signed by

Andrew Holloway, P.Eng.

Process Director, Halyard Inc.